UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GC China Turbine Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36156J 104
(CUSIP Number)
Christopher Walker Wadsworth
c/o Ceyuan Ventures II, L.P.
No. 35, Qinlao Hutong, Dongcheng District,
Beijing 100009
People’s Republic of China
Telephone: +86 10 84028800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on November 4, 2009 as described in Item 3 below.

2.

CUSIP No.	36156J 104

1	NAMES OF REPORTING PERSONS Ceyuan Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,250,000 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,250,000 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,000 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Ceyuan Ventures II, L.P. (“CV II”), Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”), Ceyuan Ventures Management II, LLC (“CVM II,” together with CV II and CVAF II, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. CVM II serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM II and exercise shared voting and investment control over the shares held by the CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II owns no securities of the Issuer directly.
(2) Includes (i) 6,016,250 shares of Common Stock held by CV II; and (ii) 233,750 shares of Common Stock held by CVAF II.
(3) This percentage is calculated based upon 58,970,015 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009.

3.

CUSIP No.	36156J 104

1	NAMES OF REPORTING PERSONS Ceyuan Ventures Advisors Fund II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,250,000 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,250,000 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,000 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. CVM II serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM II and exercise shared voting and investment control over the shares held by the CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II owns no securities of the Issuer directly.
(2) Includes (i) 6,016,250 shares of Common Stock held by CV II; and (ii) 233,750 shares of Common Stock held by CVAF II.
(3) This percentage is calculated based upon 58,970,015 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009.

4.

CUSIP No.	36156J 104

1	NAMES OF REPORTING PERSONS Ceyuan Ventures Management II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,250,000 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,250,000 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,000 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. CVM II serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM II and exercise shared voting and investment control over the shares held by the CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II owns no securities of the Issuer directly.
(2) Includes (i) 6,016,250 shares of Common Stock held by CV II; and (ii) 233,750 shares of Common Stock held by CVAF II.
(3) This percentage is calculated based upon 58,970,015 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009.

5.

CUSIP No.	36156J 104

1	NAMES OF REPORTING PERSONS Christopher Walker Wadsworth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,250,000 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,250,000 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,000 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. CVM II serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM II and exercise shared voting and investment control over the shares held by the CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II owns no securities of the Issuer directly.
(2) Includes (i) 6,016,250 shares of Common Stock held by CV II; and (ii) 233,750 shares of Common Stock held by CVAF II.
(3) This percentage is calculated based upon 58,970,015 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009.

6.

CUSIP No.	36156J 104

1	NAMES OF REPORTING PERSONS Bo Feng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,250,000 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,250,000 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,000 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. CVM II serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM II and exercise shared voting and investment control over the shares held by the CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II owns no securities of the Issuer directly.
(2) Includes (i) 6,016,250 shares of Common Stock held by CV II; and (ii) 233,750 shares of Common Stock held by CVAF II.
(3) This percentage is calculated based upon 58,970,015 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009.

7.

Item 1. Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of GC China Turbine Corp., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.
Item 2. Identity and Background
(a) The persons and entities filing this statement are Ceyuan Ventures II, L.P. (“CV II”), Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”), Ceyuan Ventures Management II, LLC (“CVM II,” together with CV II and CVAF II, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”).
(b) The address of the principal place of business of each of the Reporting Persons is c/o Ceyuan Ventures II, L.P., No. 35, Qinlao Hutong , Dongcheng District, Beijing 100009, People’s Republic of China.
(c) The principal business of each of the Reporting Persons is the venture capital investment business.
(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Wadsworth is a citizen of the United States of America; Feng is a citizen of the People’s Republic of China; and each of the Ceyuan Entities is a Cayman Islands exempted limited company or a Cayman Islands exempted limited partnership.
Item 3. Source and Amount of Funds or Other Consideration
Effective October 30, 2009, the Issuer closed a voluntary share exchange transaction with a wind turbines manufacturer based in China pursuant to a Share Exchange Agreement, dated September 30, 2009 (the “Exchange Agreement”) by and among the Issuer, Luckcharm Holdings Limited (“Luckcharm”), a company incorporated in Hong Kong Special Administrative Region, Golden Wind Holdings Limited (“Golden Wind”), a company incorporated in the British Virgin Islands and owner of 100% of the issued and outstanding equity interest of Luckcharm, and Wuhan Guoce Nordic New Energy Co., Ltd., a company organized in the People’s Republic of China and wholly-owned subsidiary of Luckcharm. At the closing of the Exchange Agreement, the Issuer issued 32,383,808 shares of Common Stock to Golden Wind in exchange for 100% of the issued and outstanding capital stock of Luckcharm (the “Exchange Transaction”) and US$ 10,000,000 in previously issued convertible promissory notes (the “Notes”) were converted into 12,500,000 shares of the Issuer’s Common Stock. The Notes were issued in favor of New Margin Growth Fund LP in the amount of US$ 5,000,000, in favor of CV II in the principal amount of US$ 4,813,000, and in favor of CVAF II in the principal amount of US$ 187,000.
The consummation of the Exchange Transaction was contingent on: (a) a minimum of US$ 8,000,000 being subscribed for, and funded into escrow, by certain accredited and institutional investors for the purchase of 6,400,000 shares of the Issuer’s Common Stock (the “Equity Financing”); and (b) the closing of a debt financing transaction with Clarus Capital Ltd. for the aggregate amount of US$ 1,000,000, convertible into Issuer’s Common Stock at US$ 2.00 per share with a 2 year repayment term (the “Debt Financing”). Upon the closing of the Equity Financing and the Debt Financing on November 4, 2009, under terms and conditions approved by the Issuer’s board of directors, the aggregate principal amount of the Notes were automatically converted into shares of the Issuer’s Common Stock at a price equal to US$ 0.80 per share.
The funds used by the Ceyuan Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Ceyuan Entities.

8.

References to and descriptions of the transactions contemplated by the Exchange Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Exchange Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
Item 4. Purpose of Transaction
The Ceyuan Entities agreed to purchase the Common Stock issued upon conversion of the notes for investment purposes with the aim of increasing the value of their investments and the Issuer, as well as to finance the Exchange Transaction.
Wadsworth is a member of the Board of Directors of the Issuer and also serves as an Executive Managing Director of CVM II, which serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II.
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

		Shares	Shares
		Issuable	Issuable
		Upon	Upon
	Shares	Exercise of	Exercise of	Sole	Shared	Sole	Shared		Percentage
	Held	Warrants	Options Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Held Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership	Class (2)

CV II	6,016,250	0	0	0	6,250,000	0	6,250,000	6,250,000	10.4%

CVAF II	233,750	0	0	0	6,250,000	0	6,250,000	6,250,000	10.4%

CVM II	0	0	0	0	6,250,000	0	6,250,000	6,250,000	10.4%

Wadsworth	0	0	0	0	6,250,000	0	6,250,000	6,250,000	10.4%

Feng	0	0	0	0	6,250,000	0	6,250,000	6,250,000	10.4%

(1)
CVM II serves as the sole General Partner of CV II and is the sole voting Class B Ordinary Shareholder of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM II and exercise shared voting and investment control over the shares held by the CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Neither Mr. Wadsworth, Mr. Feng nor CVM II owns any securities of the Issuer directly.

9.

(2)
This percentage is calculated based upon 58,970,015 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009.

Except as disclosed in the table above, none of the Listed Persons beneficially owns any shares of the Issuer’s Common Stock.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
On October 30, 2009, the Issuer, New Margin Growth Fund LP, CV II, CVAF II and Golden Wind entered into an Investor Rights Agreement. Under the agreement, New Margin Growth Fund LP, CV II, CVAF II and Golden Wind agreed to vote their shares of the Issuer’s Common Stock in a manner to ensure that the size of the Issuer’s board of directors shall remain at five directors, and to elect one director to be designated by CV II, CVAF II and New Margin Growth Fund LP collectively. Under the agreement, if the Issuer agrees to register any of its securities for sale under the Securities Act of 1933, the Issuer is required to use reasonable best efforts to include in such registration securities held by CV II, CVAF II and New Margin Growth Fund LP. The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the form of the Investor Rights Agreement which is filed as exhibit to this Schedule 13D and is incorporated herein by reference.
On September 30, 2009, each of CV II and CVAF II entered into a Lock-Up Agreement with the Issuer whereby they agreed not to make a Disposition (as defined in the Lock-up Agreement) of their Shares for a period of eighteen months without the prior written consent of the Issuer. The foregoing description of the Lock-up Agreements is qualified in its entirety by reference to the form of the Lock-up Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.
Other than as described in this Schedule 13D, to the best of the Ceyuan Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit A -	Form of Convertible Promissory Note in favor of CV II dated July 31, 2009 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on August 3, 2009 (SEC File No. 001-33442)).

Exhibit B -	Form of Convertible Promissory Note in favor of CVAF II dated July 31, 2009 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on August 3, 2009 (SEC File No. 001-33442)).

Exhibit C -	Share Exchange Agreement dated September 30, 2009 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2009 (SEC File No. 001-33442)).

Exhibit D -	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed on November 5, 2009 (SEC File No. 001-33442)).

Exhibit E -	Form of Lock-Up Agreement.

Exhibit F -	Agreement regarding filing of joint Schedule 13D.

10.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 16, 2009

Ceyuan Ventures II, L.P.
By:	Ceyuan Ventures Management II, LLC
Its: General Partner

By:	/s/ Christopher Walker Wadsworth
Title: Executive Managing Director

Ceyuan Ventures Advisors Fund II, LLC
By:	Ceyuan Ventures Management II, LLC
Its: Class B Shareholder

By:	/s/ Christopher Walker Wadsworth
Title: Executive Managing Director

Ceyuan Ventures Management II, LLC
By:	/s/ Christopher Walker Wadsworth
Title: Executive Managing Director

/s/ Bo Feng
Bo Feng

/s/ Christopher Walker Wadsworth
Christopher Walker Wadsworth
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

11.

EXHIBIT INDEX

Exhibit A -	Form of Convertible Promissory Note in favor of CV II dated July 31, 2009 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on August 3, 2009 (SEC File No. 001-33442)).

Exhibit B -	Form of Convertible Promissory Note in favor of CVAF II dated July 31, 2009 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on August 3, 2009 (SEC File No. 001-33442)).

Exhibit C -	Share Exchange Agreement dated September 30, 2009 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2009 (SEC File No. 001-33442)).

Exhibit D -	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed on November 5, 2009 (SEC File No. 001-33442)).

Exhibit E -	Form of Lock-Up Agreement.

Exhibit F -	Agreement regarding filing of joint Schedule 13D.

12.